                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 425



FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  CURIS, INC.

Date of Report:  July 5, 2000

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CURIS, INC., CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

CONTACTS
Doros Platika, M.D.
Ontogeny, Inc.
617/876-0086 x237

George A. Eldridge
Ontogeny, Inc.
617/876-0086 x216

Renee Connolly
Noonan/Russo Communications
212/696-4455 x227

              ONTOGENY REGAINS RIGHTS TO HEDGEHOG PROTEIN PRODUCTS

CAMBRIDGE, MA - July 5, 2000 - Ontogeny, Inc., a privately held biotechnology company announced today that Biogen, Inc. (Nasdaq: BGEN) has elected to return to Ontogeny the rights to develop and commercialize hedgehog protein products following a portfolio review. Hedgehog proteins are a class of novel human proteins that are responsible for inducing the formation or regeneration of tissues.

"Biogen has been a superb partner," said Doros Platika, M.D., Ontogeny's president and chief executive officer. "This has been a very productive relationship. The protein appears to be efficacious in relevant models of neuropathy. We understand Biogen's decision is based primarily on business and portfolio considerations and not on the scientific achievements of the collaboration. Ontogeny has regained a potentially very valuable asset. We are committed to the program and we anticipate moving forward with the development of this molecule, and its analogs, in neurological indications. Upon completion of the pending merger of Ontogeny, Creative BioMolecules, Inc. (Nasdaq: CBMI) and Reprogenesis, Inc. to form Curis, Inc., which was announced February 15, 2000, the hedgehog protein project will be part of the extensive Curis product portfolio. This portfolio spans the spectrum from early product opportunities, such as hedgehog, to late stage development products such as Chondrogel and OP-1 that are approaching the marketplace."

"I have been most impressed with the progress made by Ontogeny and Biogen in producing biologically active proteins," said Doug Melton, Ph.D., Chairman of Harvard University's Department of Molecular and Cellular Biology and the Chair of Ontogeny's Scientific Advisory Board. "To date, the data strongly support the potential utility of hedgehog in diabetic neuropathy as well as other neurological disorders."

The merger of Ontogeny with Creative BioMolecules and Reprogenesis to form a new public company named Curis is pending shareholder approval, and is expected to close at the end of July. Curis intends to be a leader in the emerging field of regenerative medicine. Curis will combine insight gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to facilitate the development of new regenerative medicine therapies. Curis' pipeline will include: 1) a product which is currently under regulatory review in the United States, Europe and Australia; 2) multiple products in late-stage clinical development; 3) numerous early clinical and advanced preclinical products; and 4) a discovery engine that combines functional genomics and developmental biology across multiple medical indications. These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated. Curis will be a publicly held company located in Cambridge, Massachusetts. For more information, please visit the Curis web site at http://www.curis.com.

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of the Curis joint proxy statement/prospectus filed with the Securities and Exchange Commission on June 19, 2000.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. on June 19, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.